Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated March 15, 2007, relating to the consolidated financial statements and consolidated financial statement schedule of Cache, Inc. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the adoption of the provisions of Statement of Financial Accounting Standard No. 123 (R), “Share Based Payment”), appearing in this Annual Report on Form 10-K of Cache, Inc. and subsidiaries for each of the years in the two-year period ended December 30, 2006, and to the reference to us under the heading “Experts” in the prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

New York, NY
July 11, 2008